SCHEDULE 14A
                                 (Rule 14a-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
                Proxy Statement Pursuant to Section 14(a) of the
                         Securities Exchange Act of 1934

                           Filed by the Registrant | |
                 Filed by a party other than the Registrant |X|

                           Check the appropriate box:
                         |X| Preliminary proxy statement
                |_| Confidential, for Use of the Commission Only
                       (as permitted by Rule 14a-6(e)(2))
                         |_| Definitive proxy statement
                       |_| Definitive additional materials
        |_| Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12


                                  ENERCORP, INC
 -------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                                 GEORGE BURMANN
 -------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

               Payment of filing fee (Check the appropriate box):
                              | | No fee required.

|_|  Fee computed on table below per Exchange Act Rules 14a-6(c)(1) and 0-11.
(1)  Title of each class of securities to which transaction applies:
(2)  Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4)  Proposed maximum aggregate value of transaction:
(5)  Total fee paid:
|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11. |_| Fee paid previously with preliminary materials.
|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1)  Amount Previously Paid:
     (2)  Form, Schedule or Registration Statement No.:
     (3)  Filing Party:
     (4)  Date Filed:

Preliminary Copy; Subject to Completion
Dated December 23, 2004

                         ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                                 ENERCORP, INC.
                         32751 Middlebelt Road, Suite B
                        Farmington Hills, Michigan 48334

--------------------------------------------------------------------------------

                                 PROXY STATEMENT
                                       OF
                                 GEORGE BURMANN
                         FOR THE MEETING OF SHAREHOLDERS
            In opposition to Enercorp's incumbent board of directors

--------------------------------------------------------------------------------
Introduction

     This proxy statement (the "Proxy Statement") and the enclosed BLUE proxy sheet are being furnished to you, the shareholders of Enercorp, Inc., a Colorado corporation ("Enercorp" or the "Company"), in connection with the solicitation of proxies by George Burmann (the "Shareholder") for use at the annual meeting of shareholders of Enercorp (including any adjournments, postponements, reschedulings or continuations of the meeting, the "Annual Meeting") being held as ordered by the District Court in and for the City and County of Denver, Colorado, in Civil Action 04-CV-1207, Div. 3. The meeting will be held on February 1, 2005 at 9:00 a.m. (Eastern time) at 32751 Middlebelt Road, Suite B, Farmington Hills, Michigan 48334.

     Shareholders who were holders of record on December 6, 2004, (the "Record Date," as established by the Court) will be entitled to vote at the meeting. We are soliciting proxies to take the following actions at the Annual Meeting:

     1. to elect three persons as directors of Enercorp (the "New Directors") in opposition to the proposed nominees of Enercorp;
     2. to vote for the amendments to Enercorp's articles of incorporation proposed by Enercorp;
     3. to vote against the decertification of Enercorp as a business development company proposed by Enercorp; and
     4. to vote as the proxy holder may consider appropriate on other matters presented to the meeting.

     In this proxy statement, the Shareholder has provided information on the three persons he intends to nominate for election to the board of directors.

     Based on the records available to the Shareholder, Enercorp has not held a meeting of its shareholders since January 1999. None of the existing directors have been elected to that office by the shareholders of Enercorp, rather, all were appointed to the board of directors and, to the Shareholder's knowledge, Enercorp made no effort to comply with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), or Rule 14f-1 thereunder.

     A proxy may be given by any person who was a record holder of Enercorp common stock on December 6, 2004, the Record Date. Whether or not you plan to attend the Annual Meeting, you are urged to sign and date the enclosed BLUE proxy card and return it in the postage-paid envelope provided to 5307 Forest Breeze Ct., St. Cloud, FL 34771. Your latest dated proxy is the only one that counts, so you may return the BLUE proxy sheet even if you have already delivered a proxy pursuant to Enercorp's solicitation.

     Please do not return any proxy sent to you by Enercorp. If you have already returned a proxy sheet sent to you by Enercorp, that card will be automatically revoked if you date, complete and return the enclosed BLUE sheet.

     This solicitation is being made by George Burmann, a shareholder of Enercorp seeking to replace Enercorp's existing board of directors. This is not being solicited on behalf of Enercorp's board of directors. Mr. Burmann can be reached by mail at the address set forth above, or by telephone at 800-393-4150.

     We will first mail this Proxy Statement to shareholders on or before January __, 2005.

Why are we soliciting your proxy?

     Mr. Burmann (the "Shareholder") is deeply troubled by the performance and strategic direction of Enercorp, the conflicting interest transactions that have been taken by Enercorp, the failure by Enercorp to make accurate and complete disclosure under the federal securities laws, the conversion by Enercorp's board of directors of unsecured debt owed to Thomas Itin into secured debt that is delinquent by its terms, and the efforts by Enercorp to entrench its board of directors and management to prevent any shareholder influence.

     The Shareholder holds a substantial interest in Enercorp (45,500 shares, 6.5% of the outstanding shares), has expended a significant amount of money to force Enercorp to hold a meeting of its shareholders and to prevent Enercorp from issuing shares which would have disenfranchised Enercorp shareholders by giving management and its associates a controlling vote at any shareholders' meeting.

     o The Shareholder first requested information from Enercorp in September 2003.
     o In January 2004, because of the lack of response from Enercorp, the Shareholder hired counsel who made a request for corporate records pursuant to the Colorado Business Corporation Act which governs Enercorp. Again Enercorp failed to comply with its legal obligations to the Shareholder.
     o In February 2004, because of Enercorp's continuing failure to respond to the Shareholder's legal requests, the Shareholder filed suit in the District Court in and for the City and County of Denver, Colorado, to force Enercorp to hold a shareholders' meeting and to obtain the requested records. Enercorp answered the complaint, but took no action either to call a meeting or to provide Mr. Burmann with the records to which shareholders are entitled by statute.
     o In June 2004, the Shareholder filed a motion for summary judgment in the Denver court.

     o On August 2, 2004, Enercorp purportedly issued shares of voting, convertible preferred stock (the "Preferred Stock") to persons (many of whom appear to be directly or indirectly related to Enercorp or Mr.
          Itin) who invested $325,000 in Enercorp, although Enercorp failed to comply with the requirements of the Colorado Business Corporation Act in issuing such stock. Subsequently Enercorp's board of directors converted this purported equity investment into debt due on November 2, 2004, purportedly secured by all of Enercorp's assets.
     o On August 12, 2004, Enercorp declared a record date for a shareholders' meeting to be held September 10, 2004, the week prior to the hearing on the Shareholder's motion for summary judgment. The record date and the issuance of the Preferred Stock had the effect of significantly diluting the vote of all Enercorp shareholders, with the apparent goal of further entrenching the existing Enercorp board of directors and management.
     o On August 24, 2004, the Shareholder filed a motion for a temporary restraining order to, among other things, prohibit Enercorp from holding the September 10, 2004 meeting because, among other things, of the unfairness of the Preferred Stock issuance and the dilution to the Enercorp shareholders. The Denver court granted this motion orally on September 2, 2004, and by written Order on September 17, 2004. In the written Order, among other things, the court ordered Enercorp to cooperate with the Shareholder and hold its shareholders' meeting within 60 days.
     o Enercorp failed to hold the meeting within 60 days as ordered by the court, and failed to cooperate in any manner with the Shareholder in connection with calling a shareholders' meeting. As a result, in November 2004, the Shareholder filed motions seeking sanctions from Enercorp, seeking the appointment of a receiver, and seeking the court's assistance in forcing Enercorp to call a proper meeting that would be fair to all shareholders.
     o At three hearings held in late November and early December 2004, the court established the ground rules for the shareholders' meeting and required that Enercorp pay the Shareholder certain costs because of Enercorp's failure to act as required by the Colorado Business Corporation Act.

     The Shareholder has taken the foregoing actions at his own expense, for the benefit of himself and the other shareholders of Enercorp. When used herein, the term "we" or "us" or similar terms refers to the Shareholder.

Enercorp

     Enercorp was incorporated under the laws of the State of Colorado on June 30, 1978. According to Enercorp's Form 10-KSB for the year ended June 30, 2003, Enercorp is a closed-end, non-diversified investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act") that elected to become a business development company under the Investment Company Act on June 30, 1982. The Enercorp Form 10-KSB describes a business development company as a type of investment company that generally must maintain 70% of its assets in new, financially troubled or otherwise qualified companies and offers significant managerial assistance to such companies. The Form 10-KSB and its subsequent Form 10-QSBs describe Enercorp as owning interests in four investee companies and states that Enercorp provides these investee companies management assistance. The Form 10-KSB describes Enercorp's investment objective as being to achieve long-term capital appreciation, rather than current income, on its investments.

     Enercorp disclosed on its Form 10-QSB for the quarter ended September 30, 2004, that its decrease in net assets due to operations during the three month period was $(133,819). Enercorp reported a gain during the same period of the prior year of in excess of $147,000.

     As further indication of the negative course that the current management and board of directors have focused Enercorp, according to Enercorp's published reports, its net asset value has decreased each year since 1999 except for 2002 and 2004 when it remained about the same, as described in the following table:

         ------------------------ --------------------- ------------------
         Date                     Reported Net Asset    Change
                                  Value
         ------------------------ --------------------- ------------------
         June 30, 1999            $3,527,867
         ------------------------ --------------------- ------------------
         June 30, 2000            $1,726,044            -51%
         ------------------------ --------------------- ------------------
         June 30, 2001            $929,922              -46%
          ------------------------ --------------------- -----------------
         June 30, 2002            $954,562              +3%
         ------------------------ --------------------- ------------------
         June 30, 2003            $640,272              -33%
         ------------------------ --------------------- ------------------
         June 30, 2004            $613,071              -4%
         ------------------------ --------------------- ------------------
         September 30, 2004       $479,254              -22%
         ------------------------ --------------------- ------------------


Reasons for the Annual Meeting

     Significant Conflicts of Interest and Business Failures. The Shareholder believes that Enercorp is faced with significant conflicts of interest and needs an independent board of directors and management to address these issues. The conflicts of interest include, but are not limited to:

1. Enercorp has paid significant compensation to Thomas Itin for what appears to be little value, given that it appears Enercorp was largely inactive during the entire period he was employed by Enercorp. The Shareholder suspects that the compensation to Mr. Itin may have included services performed for the benefit of other companies in which Mr. Itin directly or indirectly owns an interest which may or may not have been associated with Enercorp;

2. Enercorp's investee companies all appear to be businesses controlled by Thomas Itin, which leads one to question whether Enercorp is being operated for the benefit of its shareholders;

3. At September 30, 2004, June 30, 2004, and at the end of previous financial periods for more than the past several years, Enercorp had nominal cash assets and more than $300,000 in current liabilities, and neither management nor the board of directors has offered any plan to shareholders to address these issues.

4. In August 2004, Enercorp issued $325,000 of preferred stock in a manner that the Shareholder believes violated the Colorado Business Corporation Act (which governs Enercorp), which diluted the ownership and voting interest of all other Enercorp shareholders, and used the proceeds to pay Thomas Itin and his affiliated entities a total of approximately $280,000 plus an undisclosed amount of interest.

5. Enercorp also admits that it paid its "former general manager" $10,000 compensation for work during the month of August 2004 (apparently he was employed by Enercorp for approximately one month), even though there is no evidence that the "former general manager" provided any benefit to Enercorp or its shareholders. The "former general manager" never filed any reports as to his position or stock ownership as required of officers by the Securities and Exchange Commission.

6. Sometime after September 17, 2004, Enercorp converted the Preferred Stock into debt due (with 7% interest) on November 2, 2004 (now past due), and collateralized the debt with substantially all of the assets of Enercorp. Enercorp has advised Mr. Burmann that they have held discussions with the note holders to have the note holders exchange the notes and interest due for some of the equities Enercorp holds in Compusonics Video Corporation, Ajay Sports, Inc., Pro Golf International and Progolf.com - thus converting unsecured debt that Enercorp owed to Mr. Itin into a divestiture by Enercorp of its assets to persons who appear to be related to Enercorp and Mr. Itin without complying with the SEC disclosure and fairness requirements.

7. Under the current management and board of directors, Enercorp's net asset value has decreased substantially, and Enercorp's operations have resulted in no benefit to its shareholders, notwithstanding significant payments to Mr. Itin and certain of his affiliates.

8. Compusonics Video is an Enercorp `investee company' controlled by Thomas Itin but as to which Enercorp states that Enercorp provides management services. Compusonics Video has a continual record of failure. As reported in its Form 10-KSB for the year ended July 31, 2004,

     a. Compusonics Video has negative working capital of more than $438,000, a decrease of more than $330,000 from the 2003 year; the working capital deficit was about $230,000 during Compusonics Video's 2002 fiscal year;
     b. Compusonics Video paid almost $90,000 to settle a lawsuit brought against it by an individual for defamation;
     c. Net loss increased to more than $740,000 from a net loss of about $31,000 for the 2003 fiscal year and a net loss of about $70,000 for the 2002 fiscal year;
     d. Compusonics Video reported no revenues for either the 2003 or the 2004 fiscal years.

9. Ajay Sports is also an Enercorp `investee company' controlled by Thomas Itin but as to which Enercorp states that Enercorp provides management services. Ajay also has a continual record of failure and a record of failing to file required reports with the Securities and Exchange Commission.

     a. According to the SEC's records, Ajay filed a quarterly report on Form 10-Q for the March 31, 2001, fiscal quarter. Even though Ajay was required to file reports for each fiscal quarter, the next report was not filed until October 15, 2004 - for the June 30, 2001 fiscal quarter. On December 3, 2004, Ajay finally filed its annual report on Form 10-K for its 2001 fiscal year and on December 15, 2004, its Form 10-QSB for the quarter ended March 31, 2002 (although neither the Form 10-QSB or the Form 10-K as filed, meet the SEC's requirements for signatures or management certifications).
     b. Ajay's stock performance has dropped from a high of $1.75 asked in 2000 to its current, infrequent trading in the range of $0.05 to $0.15.
     c. Ajay's 2001 Form 10-K reports a net loss during 2001 (the most current information available) of more than $9,000,000 (following a loss of more than $2,700,000 in 2000) even though it purportedly (according to the Form 10-K) owns Pro Golf of America, Inc., purportedly "the world's largest franchiser of `golf only' retail stores, with over 143 stores in the United States, Canada, and the Philippines."
     d. According to the most current information, Ajay has never recognized income or been profitable.
     e. The 2001 Form 10-K (filed in December 2004) states that Ajay's "primary focus for 2004-2005 will be to help its PGD storeowners increase sales, reduce operating costs, and become more profitable." It does not appear from the financial records that there has been any profitability to increase.
     f. According to the 2001 Form 10-K, the Gary Player Group sued Pro Golf of America ("PGOA"), a subsidiary of Ajay, because PGOA breached an endorsement agreement. Although management stated in the form 10-K that liability for "any further amount due related to the agreement is unlikely" and there was "no need to establish a contingent liability," management settled the litigatioin in 2003, paying the Gary Player Group $22,500.
     g. The loan forbearance on PGI's master revolving note with Comerica Bank agreement expired on May 31, 2002, and Comerica Bank declared PGI in default on its loan. Although PGI is working under a forbearance agreement that expires on April 30, 2005, there is no evidence in the 2001 Form 10-K (filed in December 2004) that PGI will be able to meet its obligations to Comerica.
     h. Ajay reports in its 2001 Form 10-K that it has had a five-year employment agreement that commenced January 1, 1999 with Thomas Itin to act as its Chief Executive Officer at a salary of $250,000 from the date of commencement plus bonuses as determined by the board of directors as well as stock options and other benefits. This is in addition to the $120,000 per year salary that a subsidiary of Ajay, PGOA, began paying Mr. Itin commencing January 1, 2003 and the $145,000 that Mr. Itin has charged Enercorp.

          i. In a settlement agreement between Williams Controls, Inc., Ajay, and Thomas W. Itin that was entered into in November 2002, Itin released Williams for amounts owed to him in his capacity as Williams former CEO and Chairman in exchange for all but $2,500,000 of Ajay's debt owed Williams. In addition, Itin received all of the Ajay common and preferred stock owned by Williams, and the lawsuits between the parties were dismissed. At the same time, Williams recognized a loss of more than $3,500,000 because of what Williams considered to be an impairment in Ajay's value. This was a complete write-off by Williams because Williams, under independent management after Thomas Itin left Williams management, apparently considered Ajay to be worthless at that time.
          j. In February 2003, Ajay negotiated a settlement with Orlimar Golf Company on a dispute over amounts allegedly owed to Orlimar by Ajay's subsidiary Prestige Golf. The settlement calls for 36 monthly payments of $2,000 and for Orlimar to participate at no additional cost in PGoA's national advertising for one year. There is no further information about this suit or the reasons therefor, but it appears to be another example of Ajay mismanagement and liability resulting from that mismanagement.
          k.   The 2001 Form 10-K reports that, in January 2004, Ajay terminated an employee, and as a result the employee is suing Ajay for wrongful termination. Although the Form 10-K reports that management believes the employee's claim is without merit, this appears to be another example of lack of management oversight by Ajay's management and by Enercorp which states that management is among the services offered to Ajay.

10. Based on the partial information that Enercorp provided to Mr. Burmann about the preferred shareholders, it appears that many of the purchasers of the preferred stock (who are now past-due creditors of Enercorp) are directly or indirectly related to or affiliated with Mr. Itin or Enercorp, and it appears that the issuance of preferred stock may be an attempt to deprive Enercorp and its shareholders of assets in the event Mr. Burmann succeeds in this proxy contest. Enercorp's attorneys have advised Mr. Burmann that Enercorp may try to exchange its shares in CPVD, Progolf.com, or the other investee companies to satisfy the debt - all being accomplished by Enercorp without shareholder vote and without compliance with SEC rules to the extent the transactions involve related and affiliated persons.

     Thomas Itin's Continued Involvement in Enercorp. In its Form 10-KSB for the year ended June 30, 2003, Enercorp disclosed that its net operating loss had increased by 444% as compared to the previous year. Enercorp's incumbent management's explanation for the more than fourfold increase in net operating loss was that the existing directors the Shareholder seeks to remove (the "Removable Directors") had approved an employment contract with the then-President Thomas Itin that obligated the company to pay him a salary also previously approved by the Removable Directors. In spite of the compensation approved by the Removable Directors, Mr. Itin left Enercorp effective September 14, 2003, after serving less than three years as a corporate officer and director. According to Enercorp's Form 10-QSB for the quarter ended September 30, 2003, the board did not act to remove Mr. Itin. Instead, Mr. Itin resigned without public comment.

     When it came time to file the June 30, 2004, Form 10-KSB, the accrued salary to Mr. Itin remained a liability of Enercorp on its financial statements, but Enercorp failed to disclose Mr. Itin's continued stock ownership. Enercorp's failure to make this disclosure continued in its preliminary proxy statement filed with the Securities and Exchange Commission on August 12, 2004, the definitive proxy statement filed on August 20, 2004, and the preliminary proxy statement filed on October 27, 2004 (collectively the "Prior Proxy Statements"). In court on November 22, 2004, however, Mr. Itin testified under oath that he owned "between 5% and 10%" of Enercorp's common stock and agreed that this disclosure should have been made. Mr. Burmann believes that this failure to make the appropriate disclosure was Enercorp's attempt to hide Mr. Itin's stock ownership and control over Enercorp and its board of directors.

     Even though the June 30, 2004, Form 10-KSB was filed in September 2004 (a month after the August 2004 payments of $280,000 plus interest to Mr. Itin and his affiliates were made), the Form 10-KSB failed to disclose that Enercorp had made such payments. Enercorp continued to fail to disclose these payments in the Prior Proxy Statements. Enercorp finally made this disclosure in its Form 10-QSB for the quarter ended September 30, 2004 that was filed with the Securities and Exchange Commission on November 17, 2004. Thus once again, Mr. Itin and/or Enercorp failed to disclose material information to shareholders even though the requirements for both the proxy statement and the Form 10-KSB mandated disclosure of such significant related party transactions.

     Neither Enercorp's Form 10-KSB for the year ended June 30, 2004, nor its Prior Proxy Statements disclosed (as is required under the SEC's regulations) that Enercorp's directors were and are delinquent in their reporting obligations under Section 16(a) of the 1934 Act. The Shareholder had even advised Enercorp of these delinquencies several times yet through December 22, 2004, Enercorp has continued to fail to comply with its legal requirements.

     Neither Enercorp's Form 10-KSB for the year ended June 30, 2004, nor its Prior Proxy Statements, disclosed that Thomas Itin is apparently the person really controlling Enercorp. While Mr. Itin denied this when he testified under oath in the Denver court, the Shareholder believes that the facts belie Mr. Itin's sworn statements:

     o It appears that the purpose of the August financing was to fund the repayment of the debt to Mr. Itin and his affiliates, even though there has been no disclosure that Mr. Itin or his affiliates demanded payment or proposed to take any action because of non-payment;
     o The Denver court ordered that Enercorp appear at the November 22, 2004, hearing with a decision-maker. The only persons that Enercorp brought to that hearing was a person appointed "Chief Compliance Officer" on November 11, 2004 (William McMaster) and Mr. Itin (who had resigned from Enercorp more than 13 months earlier). During the proceedings on November 22 and 24, 2004, counsel to Enercorp consulted with Mr. Itin on a regular basis, and with Mr. McMaster only occasionally.
     o Mr. McMaster testified that he was appointed as an officer of Enercorp to help Mr. Itin;
     o During his testimony, Mr. Itin said "I will not permit Mr. Burmann to gain control of Enercorp"; and

     o Following the hearing, after counsel discussed aspects of the procedure necessary to hold the shareholders' meeting, counsel for Enercorp called back to her offices and asked "have the Itins returned" because she needed to discuss certain things with them.

     It should also be noted that Enercorp's Form 10-KSB for the year ended June 30, 2004, advised that Enercorp "provides management assistance" to its four investee companies. The report filed with the Securities and Exchange Commission goes on to say that "the Company's managerial assistance often is provided in ways designed to build strong, independent management rather than simply providing management services." There is no evidence in the Form 10-KSB or in subsequent filings with the Securities and Exchange Commission that Enercorp has received any compensation for any managerial assistance to its investee companies; the investee companies have clearly paid no management fees to Enercorp. Notwithstanding Enercorp's apparent total lack of activity, Enercorp has paid $145,000 to Mr. Itin to compensate him for services purportedly rendered, and pays management fees of $2,500 per month to Acrodyne Corporation, a corporation owned by Mr. Itin or his affiliates and considered to be a related party by Enercorp's accountants.

     Thus, in the Shareholder's opinion, although Mr. Itin has denied it, it appears that Mr. Itin remains in control of Enercorp. If this is true, Mr. Itin's control position has not been, and should have been, disclosed in Enercorp's filings with the Securities and Exchange Commission.

     Enercorp's failure to comply with legal requirements. Following the filing of the Shareholder's Schedule 13D in January 2004, the Shareholder attempted to assert his rights under Colorado law to inspect Enercorp's records and to discuss the situation with Enercorp. Management of Enercorp failed to respond to the Shareholder's requests, forcing the Shareholder to file litigation to obtain a court order to hold the shareholders' meeting. The Shareholder has been willing to meet with Enercorp's senior management to resolve the Shareholder's concerns in an attempt to avoid a proxy contest and the expense of a shareholder's meeting, but has been rebuffed by management's failure to respond or take any other progressive action.

     In addition, the Shareholder has several times attempted to gain access to information required by the Securities and Exchange Commission's rules and regulations to be provided to him. Enercorp has continually failed to comply with its requirements.

     Enercorp's Form 10-KSB states that it "presently has four investee companies to which it provides management assistance." Of these four:

     o Ajay Sports, Inc. ("Ajay") had not filed any required reports with the Securities and Exchange Commission since the Form 10-QSB for the three months ended March 31, 2001 - a failure to comply with legal requirements for more than three years. Finally in October 2004, Ajay filed its quarterly report for the September 30, 2001, fiscal quarter. On December 3, 2004, Ajay finally filed its annual report on Form 10-K for its 2001 fiscal year and on December 15, 2004, its Form 10-QSB for the quarter ended March 31, 2002 (although neither the Form 10-QSB or the Form 10-K as filed, meet the SEC's requirements for signatures or management certifications). Ajay has not filed the required quarterly and annual reports for the periods subsequent to March 31, 2002.

     o Enercorp management wrote off its investment in "100,000 shares of Williams Controls options from the investment portfolio" on March 31, 2004, according to its Form 10-QSB because management was unable to "locate hard copies of the above securities" or any "indication that such extended securities existed."

     o In 2001, Enercorp sold its interest in Williams Controls for $2,424,800 (less than the June 30, 2000 valuation of $2,565,439, and significantly less than the June 30, 1998 valuation of $3,311,438) for the apparent purpose of repaying an Enercorp loan and relieving Mr. Itin and his son-in-law Richard Heberd of personal guarantee obligations on a $2,141,649 loan outstanding at the time.

     o Enercorp management wrote off its investment in "300,000 of CPVD warrants from the investment portfolio" on March 31, 2004, according to its Form 10-QSB because management was unable to "locate hard copies of the above securities" or any "indication that such extended securities existed."

     o On March 31, 2004, Enercorp management also wrote off its investment in Proconnextions, Inc. from Enercorp's investment portfolio because Proconnextions "has not been involved in any business activities since several years."

     o In Enercorp's Form 10-QSB for the quarter ending September 30, 2004, management reports that "[f]or the three-month period ending September 30, 2004, the investments value decreased with $91,826" - reflecting continuing losses the Shareholder believes are due to management and board of directors' inaction and apparent inattention.

     o Enercorp has failed to cause its management and directors to comply with their reporting obligations under Section 16(a) of the Securities Exchange Act of 1934. As a result, the Shareholder (who was not aware of the reporting obligation) did not file a Form 4 reporting his appointment as a director in September 2001; more currently, the existing officers and directors, and Mr. Itin as a significant shareholder, have failed to comply with their reporting requirements even though the Shareholder has pointed out the deficiencies.

     These facts, reported by Enercorp itself, lead one to question the viability and wisdom of the managerial assistance provided by Enercorp to its investee companies, and even with respect to its own records.

     Enercorp's misleading reports filed with the Securities and Exchange Commission. As described above, Enercorp has filed numerous misleading and incomplete reports with the Securities and Exchange Commission, and in at least one case, sent one of those reports to its shareholders, expecting the shareholders to rely on that information. These reports and disclosure failures include:

     o    Enercorp's annual report on Form 10-KSB which does not disclose

          o    Mr. Itin's admitted stock ownership in Enercorp;
          o Payment to Mr. Itin and his affiliates of $280,000 plus interest in cash from a new investment;
          o The failure by Enercorp's board of directors to file the reports required under Section 16(a) of the 1934 Act;
          o    Mr. Itin's apparent undisclosed control over Enercorp;
          o The conversion of the Preferred Stock to secured debt due on November 2, 2004 and which is now past due, could result in Enercorp's loss of its assets; and
          o The disclosure about the Preferred Stock required by the Securities and Exchange Commission's regulations, including the related party nature of at least a portion of the Preferred Stock and the subsequent conversion.

     o Enercorp's preliminary proxy statement filed on August 12, 2004, its definitive proxy statement filed on August 20, 2004, and its preliminary proxy statement filed on October 27, 2004, which fail to disclose:
          o    Mr. Itin's admitted stock ownership in Enercorp;
          o Payment to Mr. Itin and his affiliates of $280,000 plus interest in cash from a new investment;
          o The failure by Enercorp's board of directors to file the reports required under Section 16(a) of the 1934 Act; and
          o    Mr. Itin's apparent undisclosed control over Enercorp.

     o On August 13, 2004, Enercorp management filed a report on Form 8-K with the Securities and Exchange Commission that reported the issuance of the Preferred Stock: "On August 2, 2004, the Registrant issued to various investors 369,318 shares of 6% Cumulative Convertible Preferred Stock, Par Value $0.88/share. The Registrant received $325,000 for the newly issued Preferred shares. The Preferred shares were sold at a price of $0.88/per share, convertible one for one to Common equal to the latest NAV (Net Asset Value) per common share at day's end, June 30, 2004. The proceeds from this funding will be used for investment and working capital." Subsequent disclosure makes it clear that these statements were false when made, because:
          o The proceeds were not used for investment or working capital; more than $280,000 was used to repay debt and salaries. It does not appear that any portion of the proceeds were used for investment, and only a nominal portion, if any, was used for working capital.
          o The Preferred stock was never properly authorized as required by the Colorado Business Corporation Act and, therefore, could not have been "issued" as the report stated.

     Enercorp's management has failed to comply with the reporting requirements imposed upon them by federal law. Section 16(a) of the 1934 Act imposes certain reporting obligations on Enercorp's officers, directors, and persons who own greater than 10% of Enercorp's securities. Certain of Enercorp's directors and officers (at least Dr. Rautio and Messrs. Sargent and Parlatore) failed:

          to file a Form 3 when he became an executive officer or director of Enercorp; and

          Dr. Rautio failed to file a Form 4 when he allegedly acquired the shares of Preferred Stock that Enercorp reported in its proxy statement that Enercorp had issued to him.

     Notwithstanding specific requirements that Enercorp disclose delinquent filers and a failure to file reports publicly in the proxy statement, the proxy statements that Enercorp filed with the SEC failed to make this disclosure.

     Poor corporate governance. Based on the reports filed by Enercorp, it is clear that it does not have an audit committee, a nominating committee or, Shareholder believes, adequate financial or disclosure controls. The Shareholder believes that in this age of heightened corporate governance, it is the responsibility of the board of directors to ensure proper corporate governance and protection of Enercorp's assets. As is evidenced by the inability of Enercorp to even locate certain of its securities (thus leading to their elimination from Enercorp's balance sheet at March 31, 2004), Enercorp's current management and board of directors appear to be unwilling to take the steps necessary to protect Enercorp and its shareholders.

     Need for new leadership. The Shareholder believes that Enercorp's failure to disclose information to the shareholders of Enercorp and the Securities and Exchange Commission, what appears to be Mr. Itin's undisclosed control over Enercorp, Enercorp's efforts to subject all of its assets to foreclosure should the Shareholder's nominees be elected to the board of directors, Enercorp's continuing losses and dependence on investee companies over which Mr. Itin acknowledeges control, all lead to the conclusion that Enercorp would be better served by a board of directors not apparently beholden to Mr. Itin and his affiliates, who can act independently in the best interests of all of Enercorp's shareholders.

     The Shareholder believes that Enercorp's incumbent directors and senior management are accountable for the significant conflicts of interest, loss in investment value, Enercorp's inability to pay its debts, excessive compensation paid to its prior chief executive officer, lack of any revenues for management services purportedly provided to the investee companies controlled by Mr. Itin, and the overall unsatisfactory financial performance of Enercorp. The Shareholder further believes that the Removable Directors bear responsibility for allowing Enercorp's senior management to convert previously unsecured debt into debt collateralized by Enercorp's assets, to erode Enercorp's equity, and failing to propose or complete a plan for the satisfaction of Enercorp's liabilities or to provide for an increase in shareholder value. Most Forms 10-QSB and Forms 10-KSB filed on or after October 8, 2002, have stated in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" that there are "no terms" as to how to fund current operations. In each such filing, management has repeated essentially the same mantra: "[t]he Registrant's current plan is to bring in other investors, borrow against collateral or sell a portion of its security holdings." In the most recent filings, Enercorp blames the Shareholder's request for a fair shareholders' meeting as the reason that Enercorp is in its poor financial situation, saying that Enercorp's ability to secure financing "is expected to become viable following the shareholders meeting adjournment."

The Shareholder's Objective.

     The Shareholder's objective is to compose the Board with individuals who are not unduly influenced by management and who do not have conflicts of interest with the investee companies. The Shareholder believes that the best way to restore confidence in Enercorp and turn around its fortunes is to replace the Removable Directors with the New Directors, who in the opinion of the Shareholder, have the judgment, experience and objectivity needed to produce maximum value for Enercorp's shareholders and take actions that are in the best interests of the shareholders, with proper independence from management and from the investee companies. The Shareholder believes that the New Directors are committed to addressing what is undisputedly Enercorp's disappointing operating results and share price performance over more than the past two years. Although Enercorp's stock price has increased since the resignation of Mr. Itin in September 2003, as previously stated, tolerance for management missteps and ties to Mr. Itin's affiliate companies continue to plague the Removable Directors' decision-making process. There can, of course, be no assurance that any damage already done to Enercorp can be repaired.

     If the Proposals set forth herein are adopted at the Annual Meeting, the new Board will consist of three members and will satisfy the "independence" requirements under the Investment Company Act. The Shareholder strongly believes that time is of the essence and that the shareholders cannot afford to wait for Enercorp's incumbent management to reverse course or the Removable Directors to forge a plan to increase shareholder value. Furthermore, the Shareholder believes that, given the conflicts of interest, Mr. Itin's apparent undisclosed control, and the unprofessional relationship between Enercorp and the investee companies, Enercorp's incumbent management and the Removable Directors are unlikely to benefit Enercorp.

     In the opinion of the Shareholder, the New Directors will be strong advocates for advancing shareholder interests, implementing operating improvements, promoting board independence, corporate governance and management accountability and maximizing shareholder value. Specifically, subject to the exercise of their fiduciary duties, the Shareholder believes that the New Directors will promote a platform in the boardroom that includes:

          o    maximizing shareholder value;
          o adopting a policy of greater communication between Enercorp and its shareholders and improving corporate governance; o focusing closely on financial performance, with a thorough assessment of Enercorp's operations, investment policies, holdings in investee companies, diversification of investment, and business model;
          o thoroughly assessing Enercorp's past activities and determine whether any persons previously associated with Enercorp as an officer, director, or employee breached any fiduciary duties or otherwise might have any liability to Enercorp; and

          o determining the need for, and obtaining, capital from third parties necessary for Enercorp's expansion and business operations.

     The New Directors will also investigate the activities of the Removable Directors and management that was under the control of the Removable Directors. If required, the New Directors intend to hire fraud examiners to review the financial transactions of Enercorp and determine whether payments to Mr. Itin and his affiliated entities were appropriate, to determine whether transactions completed by Enercorp in an apparent effort to frustrate the Shareholder's proxy contest were valid and reasonable, and to determine whether action should be taken against any or all of the Removable Directors or other persons.

     It will also be the Shareholder's goal to provide (through Enercorp and its directors) greater transparency, to diversify Enercorp's shareholdings, to attract new capital, to retain Enercorp's structure as a business development company, and to adopt a compensation structure that encourages performance, rather than simply the goal of depleting Enercorp's assets for no apparent corporate benefit. The Shareholder believes that the other New Directors share his vision and goals for Enercorp.

     Of course, the Shareholder's ability to accomplish this program will depend, to some extent, on the financial condition that the Removable Directors leave Enercorp. Currently there is a past due debt to certain persons that is [apparently] secured by all of Enercorp's assets. The New Directors, when elected, will review the validity of those claims as well as the exercise by the Removable Directors of their fiduciary responsibility in incurring such debt, and the New Directors will attempt to take other actions to protect Enercorp and its assets and value for all shareholders.

The Shareholder's Platform

     The Shareholder is focused on the goal of maximizing shareholder value which will be shared proportionately among all shareholders. For the reasons stated above, the Shareholder thinks that it is imperative that the shareholders replace the leadership of the Board in order to achieve this goal by appointing the New Directors who, in the opinion of the Shareholder, possess extraordinary experience, independence and integrity, have the necessary financial and business acumen to meet the challenges facing Enercorp in the future, will champion initiatives to improve corporate democracy and will oppose any conduct that furthers the personal benefits of management at the expense of the shareholders. The New Directors intend to pursue these goals, subject to the exercise of each director's fiduciary duties.


                                   PROPOSAL 1

                     ALTERNATIVE SLATE OF DIRECTOR NOMINEES

     As an alternative to the incumbent board's slate of director nominees for the election of directors at the Annual Meeting, we propose the following nominees:

                                 George Burmann
                                Robert L. Abbassi
                               Woodrow W. Hall II

     The person named as "proxy" in the BLUE proxy sheet will vote the shares represented by all valid returned proxies in accordance with the specifications of the shareholders returning such proxies. Executed but unmarked proxies will be voted FOR the nominees named above. If at the time of the Annual Meeting any of the nominees named above should be unable to serve (which event is not expected to occur), the discretionary authority provided in the proxy will be exercised to vote for such substitute nominee or nominees, if any, as shall be designated by the Shareholder.

Information about our Nominees, the "New Directors"

     The following table sets forth information regarding the ownership of Enercorp common stock as of the Record Date by each nominee for director and each person the New Directors propose to appoint as an executive officer. When you return the BLUE proxy sheet, you will be voting for our nominees to serve as directors unless you appropriately indicate otherwise.



Proposed New Director          Age         Class of Stock     Beneficial Ownership
---------------------          ---         --------------     --------------------
                                                              Number of Shares        Percent of Total
                                                              ----------------        ----------------
George Burmann(1)              46          Common             45,500                  6.5%
5307 Forest Breeze Ct.
St. Cloud, FL 34771

Robert L. Abbassi              40          Common             -0-                     -0-

Woodrow W. Hall II             60          Common             -0-                     -0-


          (1) As of the date of this Proxy Statement, the Shareholder is the beneficial owner of an aggregate of 45,500 shares of Common Stock, which represents approximately 6.5% of the issued and outstanding shares of Common Stock (based on 695,897 shares outstanding as publicly disclosed by Enercorp in Form 10-QSB filed with the Securities and Exchange Commission (the "SEC") for the quarter ended September 30, 2004). Mr. Burmann has sole voting and sole dispositive power with respect to 12,500 shares of common stock. The reporting person has shared voting and dispositive power with respect to 33,000 shares of common stock of Enercorp, Inc., which shares are held by his wife, Dana Burmann.

     Mr. Burmann was born and raised in Germany where he completed a full, 2 1/2 year apprenticeship with a German bank and graduated to an investment advisor in Germany. Mr. Burmann served for two years at the regional NATO Central Army Group headquarters in Mannheim, Germany in the military police force. He then married and moved to the United States in 1984. Since that time, Mr. Burmann has been engaged in the financial services industry as a registered series 7 stockbroker, series 24 principal, and series 4 options principal. Mr. Burmann operates an independent brokerage office in Orlando, Florida, serving individual customers in the United States and abroad through Corporate Securities Group, J.S. Genesis, First Union Financial, and since February 2000, GunnAllen Financial. Mr. Burmann served as a director of Enercorp from September 2001 to November 2001, when he resigned. His acceptance of a position on the board was made in connection with the terms of a financing plan entered into with an investment group (the "Wen Group") and approved by Enercorp's then-board of directors (not including Mr. Burmann) in the Fall of 2001. The Wen Group withdrew from the financing plan due to actions taken by Mr. Itin, and the Shareholder's resignation was precipitated by the withdrawal of the Wen Group. During the period that Mr. Burmann was a director of Enercorp, he had no authority to act, and did not act on behalf of Enercorp except as a voting member of the board of directors; during that entire period Mr. Itin was chairman of and controlled Enercorp.

     Since he was introduced to Enercorp in 1999, Mr. Burmann has attempted to assist Enercorp and its management through financing opportunities. At Mr. Itin's request, Mr. Burmann participated directly in a private placement to facilitate the acquisition of Pro-Golf International (purportedly the second largest off-course golf store franchisee in the United States). In September 2001, Mr. Burmann introduced Mr. Itin to the Wen Group which (as reported in Enercorp's June 30, 2002 Form 10-KSB) committed to invest more than $3,000,000 in Enercorp by February 2002, and made an initial investment of $300,000 in September 2001 pursuant to an agreement signed by Mr. Itin on behalf of Enercorp. Because the Wen Group believed that Enercorp breached significant representations and warranties that Enercorp made to it, the Wen Group rescinded the transaction in November 2001 and negotiated an agreement for rescission that was signed by Mr. Itin. During that two-month period of time, Mr. Burmann served as a director of Enercorp. As an indication of the importance of the Wen Group financing referred to Enercorp by Mr. Burmann (but which was rescinded as a result of Enercorp's breaches), Enercorp's Form 10-KSB for June 30, 2002, stated that "for the years ended June 30, 2001, and June 30, 2002, the Company's cash flow was dependent primarily upon cash received from the Wen group [among other things]."

     Mr. Burmann intends to assume a role as a director and (if appointed by the New Directors) the chief executive officer of Enercorp in the event the proposals set forth herein are adopted by the shareholders at the Annual Meeting.

     Robert L. Abbassi is manager of Bits International, Inc., a computer wholesale - resale operation located in central Florida. He has been employed by Bits International since 1998. His duties include marketing, guiding the day-to-day operations of the business, and managing and training personnel. Before 1998, Mr. Abbassi was involved in the development and marketing of several companies in the medical equipment, game, and amusement fields in the state of Florida. Mr. Abbassi is actively involved in community work and serves as a director for the architectural review board for a homeowners association. Born in the United States, Mr. Abbassi was raised and educated in Germany and returned to the United States in the late 1980's.

     Woodrow W. Hall II is a veteran of the United States Air Force, serving 26 years and retiring in 1989 as a Chief Master Sergeant. During his Air Force career, Mr. Hall became an expert in the design, development, and implementation of aerospace training systems. At retirement, Mr. Hall had 85 people serving under his leadership and had indirect oversight over 2,400 individuals. Mr. Hall is a graduate of Southern Illinois University at Carbondale where he received a bachelor's of science degree in education, with honors. In 1989 Mr. Hall was recruited by Hughes Aircraft Company to become their test and evaluation manager on a $158 million aviation training program. In 1993, Mr. Hall became a test director on another Hughes project (classified "Top Secret") with over 115 people. Hughes Aircraft promoted him to Aviation Business Development Manager in 1995 and to Program Manager of Aviation Maintenance Training in 1996. In 1997, Raytheon Corporation purchased Hughes Aircraft. In 2000, Mr. Hall was assigned by Raytheon to manage a contract at a General Motors plant - General Motors' launch of its new Colorado and Canyon pick-up trucks. During that project, Mr. Hall and his staff had the responsibility for the design and development of all training materials and for the training of more than 2,500 people. Mr. Hall left Raytheon in March 2004 and became an independent contractor selling insurance. Mr. Hall is currently a field representative for the Woodmen of the World Insurance Society. He currently has no beneficial ownership in Enercorp securities and is not a director of any other corporation with securities registered under the 1934 Act.

     Should the shareholders elect the New Directors to the Board, the New Directors have expressed their intention to appoint Donald E. Johnson (68 years old) as chief financial officer for Enercorp. Mr. Johnson was chief financial officer and a director of Broadleaf Capital Partners, a California-based business development corporation from December 2000 until 2002. In that capacity, Mr. Johnson supervised all SEC reporting and accounting functions, and worked with emerging growth companies to improve management. From June 1998 until November 2000, Mr. Johnson was Chief Financial Officer and director of PCC Group, Inc., a publicly- reporting company. On November 7, 2000, the Superior Court of Los Angeles County, California issued an order appointing a receiver to take control of PCC Group in an action brought against PCC Group (and others) by Imperial Bank because PCC Group was unable to repay its credit facility. According to the Form 8-K filed by PCC Group reporting the receivership, it appears that four of PCC Group's customers (related entities but not related to PCC Group) purchased about $4.6 million of product from PCC Group and paid for that product with checks that (when deposited) were returned to PCC Group for insufficient funds. These `bounced checks' created a cash shortfall for PCC Group which resulted in PCC Group's default under its line of credit and the appointment of the receiver. Currently PCC Group is suspended as a corporation under California law, has not filed any reports under the 1934 Act since November 7, 2000, and has not been engaged in business since the appointment of the receiver. From May 1994 until joining PCC Group in 1998, Mr. Johnson was a financial consultant and worked for various companies. Previously, Mr. Johnson worked for various companies in the aerospace and other industries as a chief financial officer and in other financial capacities. Mr. Johnson earned his bachelor's of science degree from California State University and (in 1959) his Master's of Business Administration from Pepperdine University.

     Other than the proposals set forth in this proxy statement for the election of the New Directors, the Shareholder knows of no arrangement, the operation of which may, at a subsequent date, result in a change in control of Enercorp.

     Each of the New Directors is a citizen of the United States, with the exception of the Shareholder, who is a citizen of Germany and is a legal resident in the United States.

Certain Relationships and Related Transactions

     The Shareholder beneficially owns 45,500 shares of Enercorp Common Stock. The other nominees to become New Directors own common stock of Enercorp as described in the preceding table. Except as described in the preceding table, to the best knowledge of the Shareholder, none of

     o    the other New Directors,
     o the persons participating in this Proxy Solicitation on behalf of the Shareholder or
     o with respect to items (i), (vii) and (viii) of this paragraph, any associate (within the meaning of Rule 14a-1 of the 1934 Act) of the foregoing persons:

          (i) owns beneficially, directly or indirectly, any securities of Enercorp,
          (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Enercorp,
          (iii) owns any securities of Enercorp of record but not beneficially,
          (iv) has purchased or sold any securities of Enercorp within the past two years,
          (v) has incurred indebtedness for the purpose of acquiring or holding securities of Enercorp,
          (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of Enercorp,
          (vii) since the beginning of Enercorp's last fiscal year has been indebted to Enercorp or any of its subsidiaries in excess of $60,000 or
          (viii) has any arrangement or understanding with respect to future employment by Enercorp or with respect to any future transactions to which Enercorp or any of its affiliates will or may be a party.

     In addition, except as set forth in this Proxy Statement, to the best knowledge of the Shareholder, none of the New Directors, any of the persons participating in this Proxy Solicitation on behalf of the Shareholder, the New Directors and any associates of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with Enercorp in which the amount involved exceeds $60,000, since the beginning of Enercorp's last fiscal year.

     Except as set forth in this Proxy Statement, to the best knowledge of the Shareholder, none of New Directors, since the beginning of Enercorp's last fiscal year, has been affiliated with

     (i) any entity that made or received, or during Enercorp's current fiscal year proposes to make or receive, payments to or from Enercorp or its subsidiaries for property or services in excess of five percent of either Enercorp's or such entity's consolidated gross revenues for its last full fiscal year, or

     (ii) any entity to which Enercorp or its subsidiaries were indebted at the end of Enercorp's last full fiscal year in an aggregate amount exceeding five percent of Enercorp's total consolidated assets at the end of such year. None of the New Directors are, or during Enercorp's last fiscal year has been affiliated with, any law or investment banking firm that has performed or proposes to perform services for Enercorp.

     To the best knowledge of the Shareholder, the New Directors do not hold any position or office with Enercorp, have any family relationship with any executive officer or director of Enercorp, or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

     Each of the New Directors has consented to being named herein to fill the vacancies on the Board (if Proposal One is adopted at the Annual Meeting) and has agreed to stand for election as a director at the next annual meeting of shareholders.

     Although the Shareholder has no reason to believe that any of the New Directors will be unable to serve as a director, if any New Director is not available to serve, the Shareholder expects that the remaining New Directors, upon taking office, will fill the vacancy with an individual willing to consider and implement the Shareholder's proposals to maximize shareholder value.

Involvement in Certain Legal Proceedings

     Based on information submitted by the New Directors, none of the New Directors is involved in, or has been involved in, legal proceedings during the past five years that are material to an evaluation of the ability or integrity of any director.


                                  OTHER MATTERS

Proxy Solicitation

     This proxy solicitation is being made by the Shareholder and not on behalf of the Board or management of Enercorp.

Proxy Solicitation Costs

     The Shareholder has borne, and will continue to bear, the costs associated with his solicitation of proxies, although he may ask the Enercorp board of directors to reimburse him for some or all of the costs following the completion of the Annual Meeting. If the Shareholder is then a director of Enercorp, he will not participate in the deliberations of the board in determining whether to reimburse any portion of the costs he incurred.

     The Shareholder may pay brokers, nominees, fiduciaries, or other custodians their reasonable expenses for sending proxy material to, and obtaining instructions from, persons for whom they hold stock of Enercorp. The Shareholder expects to solicit proxies by mail, but other employees of the Shareholder may also solicit in person, by telephone, by telegraph or by mail.

Revocability of Proxies

     If you give the Shareholder a proxy, you may revoke the proxy at any time before it is voted. You may do so:

          o    by giving notice to the Shareholder of your revocation; or
          o    by submitting a new proxy to the Shareholder; or
          o    by attending the Annual Meeting and voting in person.

     In accordance with Colorado law, the Shareholder and his duly authorized agents will ensure that all properly executed and unrevoked proxies received in time are voted in accordance with the instructions of the beneficial owners.

The Annual Meeting

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN. THE SHAREHOLDER URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD PROMPTLY IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH BELOW.

PLEASE DO NOT SIGN ANY PROXY CARD YOU MAY RECEIVE FROM ENERCORP OR THE REMOVABLE DIRECTORS.

     Please mark, sign and date the enclosed BLUE proxy sheet and return it to George Burmann, 5307 Forest Breeze Court, St. Cloud, FL 34771, in the enclosed envelope whether or not you plan to attend the Annual Meeting. If you need assistance voting your shares of common stock, please call the Shareholder at
(800) 393-4150. Only your last dated and signed proxy card will count.

Available Information

     If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your shares, please contact the Shareholder at (800) 393-4150.

Information Regarding Enercorp

     The information concerning Enercorp contained in this Proxy Statement has been taken from or is based upon documents and records on file with the SEC and other publicly available information. The Shareholder has no knowledge that would indicate that statements relating to Enercorp contained in this Proxy Statement in reliance upon publicly available information are inaccurate or incomplete.

Blue Proxy Sheet
                         PROXY SHEET FOR ANNUAL MEETING
                      OF THE SHAREHOLDERS OF ENERCORP, INC.
                           SOLICITED BY GEORGE BURMANN

                         ANNUAL MEETING OF SHAREHOLDERS
                                February 1, 2005

The undersigned shareholder of Enercorp, Inc. (the "Company") hereby appoints George Burmann, with full power of substitution, as proxy to cast all votes that the undersigned shareholder is entitled to cast at the meeting of shareholders (the "Annual Meeting") to be held at 9:00 a.m. local time on February 1, 2005, at 32751 Middlebelt Road, Suite B, Farmington Hills, Michigan 48334, and at any adjournments or postponements thereof, upon the following matters. The persons named above are hereby authorized to vote upon such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof. The proxies may exercise discretionary authority only as to matters unknown to Mr. Burmann a reasonable time before their proxy solicitation. The undersigned shareholder hereby revokes any proxy or proxies heretofore given.

PLEASE MARK VOTES AS IN THIS EXAMPLE: |X|

MR. BURMANN RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW, A VOTE "FOR" PROPOSAL NO. 2, AND A VOTE AGAINST PROPOSAL NO. 3.

                                             For all       With-       For All
                                             nominees       hold        Except
                                              listed
1. To elect three directors to serve            |_|          |_|          |_|
   until the next annual meeting of
   stockholders or until his or her
   successor has been duly elected
   and qualified or until his or her
   earlier resignation or removal.

Nominees:    George Burmann
             Robert L. Abbassi
             Woodrow W. Hall II

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the name of the nominee(s) in the space provided below.

2. Management's proposal to amend the articles of incorporation of Enercorp (described in management's proxy statement)

             For              Against           Abstain
             |_|                |_|               |_|

3. Management's proposal to decertify Enercorp as a business development company under the Investment Company Act of 1940.

             For              Against           Abstain
             |_|                |_|               |_|

                                                        -----------------------
                                                        Date
Please be sure to sign and date this proxy.

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Shareholder sign above

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Co-holder (if any) sign above

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          Sign, date and mail BLUE proxy sheet in postage paid envelope

                      ENERCORP, INC. SHAREHOLDERS' MEETING

                           SOLICITED BY GEORGE BURMANN
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This proxy will be voted as directed by the above signed shareholder. Unless contrary instructions are given, this proxy will be voted FOR items one and two, AGAINST item three, and in accordance with the determination of the Concerned Shareholders as to any other matters. The above signed shareholder hereby acknowledges receipt of the Proxy Statement of George Burmann.

Please date and sign exactly as your name(s) appear(s) hereon. Each executor, administrator, trustee, guardian, attorney-in-fact, and any other fiduciary should sign and indicate his or her full title. When stock has been issued in the name of two or more persons, all should sign.

     If you receive more than one BLUE proxy card, please sign and return all BLUE cards in the accompanying envelope.

                               PLEASE ACT PROMPTLY
                    SIGN, DATE & MAIL YOUR PROXY SHEET TODAY


Please return your card directly to George Burmann, 5307 Forest Breeze Court, St. Cloud, FL 34771.